

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 18, 2007

Dr. Jose Luis Guerrero
The ICA Corporation
Mineria No. 145
Edificio Central
11800 Mexico City
Mexico

> **RE: The ICA Corporation
> Form 20-F
> Filed July 17, 2006
> File # 1-11080**

Dear Dr. Guerrero:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief